

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2009

Jens Meyerhoff
Chief Financial Officer
First Solar, Inc.
350 West Washington Street, Suite 600
Tempe, Arizona 85281

> **Re: First Solar, Inc.**
> **Annual Report on Form 10-K for fiscal year ended December 27, 2008**
> **Filed February 25, 2009**
> **File No. 1-33156**

Dear Mr. Meyerhoff:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief